Mail Stop 4561

March 7, 2007

William Gray
Chief Financial Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

      RE: Carver Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2006
              Form 10-K/A for the Fiscal Year Ended March 31, 2006
              File No. 001-13007

Dear Mr. Gray,

      We have reviewed your letter filed on February 28, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Loan Sales

1. Please refer to your response to prior comments 1a, 1b, and 1c and revise future filings to incorporate the information included in your response in your disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Merger with Community Capital Bank

2. We note that the significance of the merger with Community Capital Bank was at the 21.22% level as set forth in your response to prior comment 2. Please file the financial information required by Rule 3-05.b.2.ii of Regulation S-X.

Exhibit 31.1 and Exhibit 31.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3. Please refer to your response to prior comment 4 and your revised certifications included in your Form 10-K/A for the fiscal year ended March 31, 2006 filed March 1, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please revise future filings to only include the name of the certifying individual.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant